EXHIBIT 99.1

Pengrowth Announces Release Date for Its 2018 First Quarter Results and Conference Call/Webcast Details

CALGARY, Alberta, April 23, 2018 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (TSX:PGF) (NYSE:PGH) announces that it intends to release its first quarter results for the period ending March 31, 2018 on Tuesday, May 1, 2018 following the close of equity markets. A conference call and listen only audio webcast will be held, beginning at 7:00 A.M. Mountain Time (MT) on Wednesday, May 2, 2018, during which management will review Pengrowth's results and respond to questions from the analyst community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:

Toll free: (844) 358-9179 or (478) 219-0186
Live listen only audio webcast: https://edge.media-server.com/m6/p/dh38jheg

The call will be recorded and available for playback shortly after the conclusion of the meeting using the following dial-in numbers:

(855) 859-2056 or (800) 585-8367
Conference ID: 5885336

About Pengrowth:
Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Pete Sametz
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com